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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Guzman & Company**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

101 Aragon Avenue

(No. and Street)

Coral Gables   **Florida**   **33134**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis G. Miller   (305) 374 3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – *if individual, state last, first, middle name*)

1450 Brickell Av. 18th Floor   **Miami**   **Florida**   **33131**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis G. Miller _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Guzman & Company _____, as

of December 31 _____, 2020 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:




Signature

Chief Financial Officer
_____
Title


Notary Public

MARIA TERESA ANGEL
Notary Public - State of Florida
Commission # HH 078828
My Comm. Expires Jan 11, 2025
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

(CONFIDENTIAL PURSUANT TO RULE 17A-5(e)(3))

GUZMAN & COMPANY

CONTENTS:



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Guzman & Company
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Guzman & Company (the "Broker-Dealer") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 29, 2021

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	1,937,434
Cash segregated under regulatory requirements (Note 4)		58,490
Deposits with clearing organizations		500,000
Receivable from clearing organizations (Note 5)		3,095,444
Other receivables		355,834
Due from related parties, net (Note 3)		92,409
Securities owned, at fair value (Note 6)		342,478
Prepaid expenses and deposits		74,732
Furniture, equipment and leasehold improvements, net (Note 10)		16,938
Right of use asset - Operating, net (Note 11)		60,400
Right of use assets - Finance, net (Note 11)		66,045
TOTAL ASSETS	$	6,600,204

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold, not yet purchased, at fair value (Note 6)	$	251,729
Accounts payable and accrued expenses		1,291,741
Payroll Protection Program loan		527,300
Lease obligation - Operating (Note 11)		61,264
Lease obligations - Finance (Note 11)		67,652
		2,199,686
SUBORDINATED BORROWINGS (NOTE 9)	$	3,000,000

COMMITMENTS AND CONTINGENCIES (NOTE 12)

STOCKHOLDER'S EQUITY

Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$	2,000
Additional paid-in capital		400,645
Retained earnings		997,873
		1,400,518
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,600,204

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Guzman & Company (the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange and the Nasdaq Stock Market, Inc. The Company is a wholly owned subsidiary of Guzman, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and participation in underwriting.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Securities Owned and Sold, but not yet Purchased, at Fair Value

Securities owned and sold, but not yet purchased, are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company is the lessee in a lease contract when they obtain the right to control the asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

3.   RELATED PARTY TRANSACTIONS

Aragon Galiano Holdings LLC provides office space to the Company for a monthly property management fee of $25,000.

The Company entered into an expense sharing agreement with Guzman Energy LLC ("Energy") in August 2015. Energy is related to the Company by virtue of common ownership. The Company agreed to provide for certain employee compensation, benefits, and other administrative services in exchange for a monthly fee to be paid by Energy to the Company. The agreement remains in effect for one year with the option to renew in successive one-year periods. The agreement can also be cancelled by either party with a 5 day notice of cancellation. As of December 31, 2020, the Company had $0 due from Energy.

As of December 31, 2020, the Company had $4,258 due from its affiliate Guzman Investment Strategies related to corporate filings, $53,073 due from its affiliate Guzman Global and $35,078 due from its parent company Guzman, Inc.

4.   CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $58,490 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5.   RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2020 were $3,095,444. Payables to broker-dealers and clearing organizations at December 31, 2020 were $0. The Company clears its proprietary and customer transactions on a fully disclosed basis through Merrill Lynch Broadcort. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing organization, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2020, the aggregate required minimum collateral deposit under the clearing agreement was $500,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6.   **FAIR VALUE MEASUREMENTS**

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant.

Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks and options. Corporate stocks and options are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2020, for each fair value hierarchy level.

6.   FAIR VALUE MEASUREMENTS (CONTINUED)

Items Measured at Fair Value on a Non-Recurring Basis

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
Corporate stocks and options	$ 342,478	$ -	$ -	$ 342,478
Total	$ 342,478	$ -	$ -	$ 342,478

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
Corporate stocks and options	$ 251,729	$ -	$ -	$ 251,729
Total	$ 251,729	$ -	$ -	$ 251,729

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2020.

7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8.   NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company's "Net Capital" was $4,430,560 which was $4,180,560 in excess of the "Required Net Capital" of $250,000. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

9.   NOTES PAYABLE

Paycheck Protection Program (PPP) loan

The Company received a Small Business Administration ("SBA") loan through Bank United in the amount of $527,300 under the Payroll Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated 04/30/2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

As of December 31, 2020, total outstanding balance was $527,746, inclusive of accrued interest of $446. In January 2021, the Company applied for loan forgiveness which the SBA approved. The amount of debt extinguishment was $527,746, inclusive of interest.

Subordinated Loans

As of December 31, 2020, the Company has two subordinated loan agreements with its majority stockholder which total $3,000,000, bear interest at 5% per year and mature on June 14, 2021. The loan agreements renews automatically at the maturity date for an additional one year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$ 350,657
Leasehold Improvements	216,187
	566,844
Less accumulated depreciation	(549,906)
	$ 16,938

11.   LEASES

Operating Leases

The Company subleases office space through an operating lease that expires in 2021.

Operating lease assets and liabilities as of December 31, 2020 are as follows:

Operating lease ROU assets, net	$ 60,400
Operating lease liabilities	$ 61,264

11. LEASES (CONTINUED)

Operating Leases (continued)

Estimated future minimum operating lease payments, exclusive of taxes and other charges are as follows:

For the years ended December 31,

2021	$	61,800
Total future minimum lease payments	$	61,800
Less: amount representing interest		536
Present value of minimum lease payments	$	61,264

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2020 is as follows:

Weighted-average remaining lease term in years 1.00

Weighted-average discount rate 1.61%

Finance Leases

The Company leases certain furniture and equipment, under separate non-cancelable finance leases, with interest rates ranging between approximately 3% and 6%, expiring at various dates through 2023.

Finance lease assets and liabilities as of December 31, 2020 are as follows:

Finance lease ROU assets, net	$	66,045
Finance lease liabilities	$	67,652

Estimated future minimum finance lease payments, exclusive of taxes and other charges are as follows:

For the years ended December 31,

2021		49,551
2022		21,091
2023		675
Total future minimum lease payments	$	71,317
Less: amount representing interest		3,665
Present value of minimum lease payments	$	67,652

11. LEASES (CONTINUED)

Finance Leases (continued)

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2020 is as follows:

Weighted-average remaining lease term in years 1.55

Weighted-average discount rate 4.78%

12. COMMITMENTS AND CONTINGENCIES

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business may have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

13. CORONAVIRUS

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At this point, the extent to which the coronavirus may impact our financial condition or results of operations in future periods is uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the coronavirus pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures, except for the Paycheck Protection Program loan (NOTE 9).

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 29, 2021, which is the date the financial statements were available to be issued.